UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Transactions Overview

On June 1, 2026 and June 2, 2026, Inventiva S.A. (the “Company” or “Inventiva”) entered into agreements for a comprehensive refinancing transaction, consisting of (i) an offering of 27,272,727 new American Depositary Shares (“ADSs”), each representing one new ordinary share of the Company with a nominal value of €0.01 (the “Ordinary Shares”), at an offering price of $4.40 per ADS (the “Offering”), (ii) the repayment in full of the existing European Investment Bank (the “EIB”) loan and the buyback of a portion of the warrants issued in favor of the EIB in connection with the loan (the “EIB Transactions”), and (iii) a new debt financing with funds and accounts managed by BlackRock and Claret Capital Partners ("Claret"), respectively, of up to €130 million in committed tranches, subject to conditions, plus an additional uncommitted tranche of up to €20 million, with an initial aggregate drawdown of €75 million (the “Debt Financing Transaction” and, together with the Offering and the EIB Transactions, the “Combined Transaction”).

The Offering

On June 2, 2026, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Leerink Partners LLC, Stifel, Nicolaus & Company, Incorporated and Stifel Europe Securities SAS (together, the “Underwriters”), in connection with the issuance and sale by the Company in an underwritten offering of 27,272,727 ADSs, each representing one Ordinary Share of the Company, at an offering price of $4.40 per ADS.

Net proceeds to the Company from the Offering are expected to be approximately $110.8 million (€95.2 million), after deducting underwriting commissions and estimated expenses payable by the Company.

The Offering was made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-296414) which was filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2026, and became automatically effective upon filing, as supplemented by a final prospectus supplement dated June 2, 2026, filed with the SEC on June 2, 2026. The Offering is expected to close on June 5, 2026, subject to customary closing conditions.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the Underwriters, and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Underwriting Agreement is not complete, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and incorporated by reference herein.

The legal opinion of Gide Loyrette Nouel A.A.R.P.I. relating to the legality of the issuance and sale of the Ordinary Shares underlying the ADSs offered in the Offering is filed herewith as Exhibit 5.1 and incorporated by reference herein.

The EIB Transactions

On May 16, 2022, the Company entered into a finance contract with the EIB (as amended, the “EIB Finance Contract”), which provided for the financing of a maximum amount of €50 million, in two equal tranches of €25 million (the “EIB Loan”). Following the satisfaction of the applicable conditions precedent, the Company drew down tranche A in December 2022 (“EIB Tranche A”) and tranche B in January 2024 (“EIB Tranche B”). As of June 2, 2026, the amount outstanding under the EIB Loan was approximately €63 million (including principal and accrued interest), with maturities scheduled for December 2026 with respect to EIB Tranche A and January 2027 with respect to EIB Tranche B.

As previously disclosed, in connection with the EIB Loan, the Company issued 2,266,023 warrants to purchase Ordinary Shares to the EIB in November 2022 in connection with EIB Tranche A (the “EIB Tranche A Warrants”) and 3,144,654 warrants to purchase Ordinary Shares to EIB in January 2024 in connection with EIB Tranche B (the “EIB Tranche B Warrants”, and together with the EIB Tranche A Warrants, the “Existing EIB Warrants”). The Existing EIB Warrants include contractual anti-dilution provisions applicable to the Existing EIB Warrants that increase the number of shares issuable upon exercise of the Existing EIB Warrants each time the Company issues additional equity securities subject to certain exceptions, as well as a put option in favor of the EIB. As a result of equity issuances by the Company during the term of the warrants, the EIB has calculated that 38,360,540 Ordinary Shares (the “EIB Underlying Shares”) would be issuable upon exercise of the Existing EIB Warrants, which number the parties have agreed to use for purposes of the EIB Agreement. Such potential issuance would represent dilution for existing shareholders, exceeding 10% of the Company’s current share capital. In addition, the contractual anti-dilution provisions applicable to the Existing EIB Warrants could lead to further increases in the number of underlying shares upon future equity issuances, thereby amplifying the dilution risk over time and constraining the Company’s financing flexibility. This risk is expected to be mitigated with the comprehensive refinancing transaction, as further described below.

On June 1, 2026, the Company entered into a master agreement with the EIB in connection with the EIB Transactions (the “EIB Agreement”), the terms of which provide that, subject to the satisfaction or waiver of the conditions set forth therein, the Company will:

•	repurchase and cancel all of the EIB Tranche A Warrants and 700,000 of the EIB Tranche B Warrants, corresponding to approximatively 22.7 million EIB Underlying Shares, for an aggregate repurchase price of €50 million (the “Repurchase Price”), such Repurchase Price representing a discount of approximately 40% to the intrinsic value of the cancelled Existing EIB Warrants based on offering price in the Offering (the “EIB Warrants Repurchase ”);

•	issue approximately 15.7 million new warrants to the EIB (the “New EIB Warrants”), representing approximately 6.5% of the Company’s current share capital, in substitution for the remaining EIB Tranche B Warrants (the “Remaining EIB Warrants”), which Remaining EIB Warrants would be surrendered for cancellation upon issuance of the New EIB Warrants, subject to approval by a general meeting of the Company’s shareholders, which the Company currently expects to be held on June 30, 2026, or, if such approval is not obtained at such meeting, at a subsequent general meeting of shareholders to be held no later than October 31, 2026; and

•	prepay in full all outstanding amounts under the EIB Loan (including principal and accrued interest) (the “EIB Loan Repayment”).

Pursuant to the EIB Agreement, the EIB Warrants Repurchase and the EIB Loan Repayment are expected to occur in mid-June 2026 and to be completed before June 30, 2026. The EIB Transactions are subject to, and contingent on, among other things, the Company’s completion of a debt or equity financing in a minimum amount of €90 million, which is expected to be satisfied upon and subject to the closing of the Offering. If the EIB Warrants Repurchase and the EIB Loan Repayment are not completed on or before June 30, 2026 and the EIB Agreement is terminated, the waivers (described below) by the EIB of its anti-dilution rights and its put option will be automatically withdrawn with retroactive effect, as if such waivers had never been granted, and all of the EIB’s rights under the Existing EIB Warrants would be fully restored.

The EIB has agreed to waive the early pre-payment fees which would have come due under the EIB Finance Contract for the EIB Loan Repayment.

As set forth in the EIB Agreement, subject to shareholder approval, the New EIB Warrants, when issued, will have a subscription price of €0.01 per warrant and an exercise price of €0.01 per warrant, equal to the nominal value of the Ordinary Shares, with a ratio of one New EIB Warrant for one new Ordinary Share. The New EIB Warrants will have a maturity of January 4, 2036, matching the cancelled EIB Tranche B Warrants and will not be exercisable for a period of ninety (90) calendar days following the date of the EIB Agreement (the “Lock-up Period”), after which they will be exercisable at any time until the maturity date. The terms and conditions of the New EIB Warrants, if issued, will not provide for the contractual anti-dilution mechanism or put option in favor of the EIB applicable to the Existing EIB Warrants.

In addition, from the date of the EIB Agreement, the EIB has waived its contractual anti-dilution adjustment right and put option with respect to the Remaining EIB Warrants, and has agreed not to exercise the Remaining EIB Warrants during the Lock-up Period. Upon the closing of the EIB Warrants Repurchase and EIB Loan Repayment, if completed, the foregoing waivers will be superseded and replaced by a waiver letter (the “Waiver Letter”), pursuant to which the EIB irrevocably will waive the same rights until the earliest of (i) the day after the expiration date of the Remaining EIB Warrants, (ii) the date upon which no Remaining EIB Warrants remain outstanding, and (iii) the date on which the EIB simultaneously subscribes to the New EIB Warrants and surrenders all of its Remaining EIB Warrants for cancellation. If shareholder approval for the issuance of the New EIB Warrants is not obtained by October 31, 2026, the New EIB Warrants will not be issued, and the EIB will retain the Remaining EIB Warrants, which will remain subject to the waivers under the Waiver Letter until the termination thereof. In consideration for the EIB’s waivers, pursuant to the EIB Agreement, the Company will be required to pay to the EIB, following the expiration of the Lock-up Period and upon any exercise, in whole or in part, of the Remaining EIB Warrants, an amount corresponding to the exercise price of the Remaining EIB Warrants actually exercised less €0.01, up to an aggregate maximum amount of approximately €9.5 million.

Following shareholder approval, the Company’s Board of Directors or Chief Executive Officer will proceed with the issuance of the New EIB Warrants. The Company expects to announce via press release the issuance and any other terms of the New EIB Warrants.

The foregoing description of the EIB Agreement is not complete, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the full text of the EIB Agreement, which is filed herewith as Exhibit 1.2 and incorporated by reference herein.

The Debt Financing Transaction

Pursuant to an agreement entered into on June 2, 2026 (the “Subscription Agreement”) with BlackRock and Claret (together, the “Lenders”), the Lenders have agreed to provide the Company with a secured structured financing facility of up to a maximum amount of €130 million in committed tranches, subject to conditions, plus an additional uncommitted tranche of up to €20 million issuable only by mutual consent of the parties following approval of the New Drug Application (“NDA”) for NATiV3 (the “Commitment”):

•	a first tranche for a maximum amount of €35 million consisting of senior secured convertible bonds (the “Convertible Bonds”) into new Ordinary Shares (“Tranche A”), subject to satisfaction of certain closing conditions;

•	a second tranche for a maximum amount of €40 million consisting of senior secured amortized bonds (“Tranche B”), subject to satisfaction of certain closing conditions;

•	a third tranche for a maximum amount of €55 million consisting of senior secured amortized bonds (“Tranche C”), available for the Company to draw at its election until February 15, 2027, subject to (i) the prior and full issuance of Tranches A and B, (ii) compliance with a maximum debt-to-market capitalization ratio of 10% based on a 30-day volume-weighted average price, (iii) meeting the primary endpoint of the NATiV3 Phase 3 clinical trial, and (iv) the confirmation of the exercise of the T3 warrants issued by the Company on May 7, 2025 of at least €100 million (the “T3 Warrant Exercise”) or prior completion of an equity fundraising of at least €100 million; and

•	an optional additional tranche for a maximum amount of €20 million, subject to mutual consent, following the approval of the NDA for NATiV3.

Pursuant to the terms of the Subscription Agreement, BlackRock and Claret have agreed to provide approximately two-thirds (for a maximum aggregate committed amount approximately of €86.7 million) and one-third (for a maximum aggregate committed amount approximately of €43.3 million), respectively, of the Commitment. Tranche A bonds will rank pari passu equally and ratably inter se and with the Tranche B and the Tranche C bonds, and with any bond issued under the additional uncommitted tranche.

Pursuant to the terms of the Subscription Agreement, the Lenders will receive warrants (bons de souscription d’actions) (the “Lenders’ Warrants”) exercisable for up to €6.75 million worth of Ordinary Shares (or up to €12.35 million in the event that the exercise price of the Lenders’ Warrants as determined below would be lower than the 30-day VWAP immediately preceding the warrant issuance date), expected to be granted concurrently with the drawdown of Tranches A and B, and up to €2.75 million worth of Ordinary Shares, expected to be granted concurrently with the drawdown of Tranche C.

The closing of Tranche A and Tranche B is conditioned upon, among other things, the completion of an equity financing in an amount of at least €90 million, which is expected to be satisfied upon the closing of the Offering, and the EIB Loan Repayment, and is expected to occur in mid-June and to be completed before June 30, 2026.

The Subscription Agreement includes certain restrictive covenants subject to customary exceptions, including, among other things, restrictions on the incurrence of indebtedness, the grant of security interests and guarantees, dividends and other distributions, asset disposals, mergers, acquisitions and joint ventures. The Subscription Agreement also includes financial covenants requiring the Company to maintain at least €30.0 million of cash and cash equivalents in specified secured accounts. The obligations under the Debt Financing Transaction will be secured by first-ranking security over specified collateral, including certain intellectual property rights, bank accounts and receivables.

The Subscription Agreement and related Debt Financing Transaction documents contain events of default, including but not limited to non-payment, breach of financial covenants and other obligations, breach of ranking obligations, breach of representations, cross-default, insolvency, proceedings, insolvency, cessation of business, certain audit qualifications, material litigation, change of control, invalidity or unenforceability of the Debt Financing Transaction documents or security interests, breach of the security package, breach of material contracts and material adverse change. Upon an event of default (following expiry of a cure period, as applicable), the Lenders may terminate remaining funding obligations, accelerate amounts outstanding, enforce the security package and take any other actions such parties are entitled to take under the security documents or any applicable law.

In addition, failure to achieve the primary composite endpoint in the NATiV3 Phase 3 clinical trial or any adverse regulatory outcome, will constitute an event of default, subject to certain cure mechanics if specified key secondary endpoints are met and the T3 warrant exercise is completed during the applicable cure period (it being specified that the proceeds from such exercise shall be fully funded and received in cash by the Company). During any applicable cure period, the Company would be required to maintain cash in the United States and/or Luxembourg accounts of no less than 100% of the aggregate principal amount then outstanding under the Convertible Bonds and Amortized Bonds until completion of the exercise of the Tranche 3 warrants. In addition, if the aggregate outstanding principal amount under Tranches A and B exceeds 10% of post-results market capitalization, the holders may require a prepayment of the Tranche B (such prepayment to be applied pari passu across each Tranche) to reduce the combined outstanding principal amount of Tranches A and B to the greater of €50.0 million and 10% of post-results market capitalization. If the T3 warrant exercise is completed during the cure period, the Company would be required to make a mandatory prepayment to reduce the aggregate outstanding principal amount under the Convertible Bonds and Amortized Bonds to no more than 7.5% of post-cure market capitalization, with such prepayment applied first to Tranche B and then to Tranche A; if post-cure market capitalization of the Company is below €400.0 million (as calculated pursuant to the Issue Documents), the holders may require full repayment of the outstanding principal amount under each tranche. No prepayment premium applies to these mandatory prepayments, although unpaid interest and fees, including the end-of-commitment fee, would remain payable.

As set forth in the Subscription Agreement, the Lenders will receive information rights and the right to attend meetings of the Board of Directors (Conseil d’Administration) as non-voting observers (censeurs), subject to approval by the shareholders at a general meeting. In accordance with the Company’s Board of Directors’ règlement intérieur, non-voting observers are subject to the same duties and obligations as the directors, including confidentiality and non-disclosure obligations, conflicts of interest, and securities market rules.

The Lenders are each likely to appoint such observers (censeurs), subject to the approval by the Company’s shareholders at the next general meeting to be held on June 30, 2026.

None of the securities issued in the Debt Financing Transaction will be admitted to trading or admitted to Euroclear. As soon as any shares are issued upon exercise of the Lenders’ Warrants, they will be automatically assimilated to the Ordinary Shares and will be admitted to trading on Euronext Paris under ISIN number FR0013233012.

Key Terms of the Convertible Bonds (Tranche A)

Tranche A of the Debt Financing Transaction will consist of Convertible Bonds with a par value of €1 each and a conversion price equal to a premium of 40%, applied on the lower of (i) the 30-day volume-weighted average price of the Ordinary Shares on Euronext Paris immediately prior to April 30, 2026 (being €4.6681), (ii) the 30-day volume-weighted average price of the Ordinary Shares on Euronext Paris immediately prior to the issuance date of the Convertible Bonds, or (iii) the euro-equivalent offering price per ordinary share, represented by each ADS sold in the Offering, being €3.7781. The conversion price is subject to a minimum equal to the 30-day volume-weighted average price immediately prior to the issuance date and the minimum price per the Company’s current authorizations.

Following issuance, interest on the Convertible Bonds will accrue at a 9.90% annual fixed interest rate and will be payable in cash monthly during an interest-only period until December 31, 2028, after which principal and interest will be payable monthly until maturity on April 1, 2030.

From the date that is twelve months after the issuance of the Convertible Bonds, the Company may require conversion of the outstanding Convertible Bonds if the closing price per share on Euronext Paris equals or exceeds 175% of the applicable Conversion Price on each trading day during a period of 30 consecutive trading days immediately prior to delivery of the Company’s conversion notice, provided that no event of default is continuing at such time.

The Company will be permitted to pre-pay the amounts due under the Convertible Bonds at any time, subject to specific payment of the pre-payment amount (the “Pre-Payment Amount”) as described below, and provided that the Company grants the Lenders an equity investment right in the form of a number of warrants, equal to the number of Convertible Bonds then outstanding, corresponding to the equity option value of the Convertible Bonds with an exercise price equal to €1 and on initial exercise ratio equal to the then prevailing conversion ratio. The Company may not prepay without the Lenders’ consent if the Company is in the process of a sale of the Company.

The Pre-Payment Amount will be calculated as follows:

•	during the interest only payments period, the Pre-Payment Amount would be an amount equal to (i) the principal outstanding at the time of the prepayment (plus accrued interest), plus (ii) an aggregate of all remaining interest payments that would have been paid throughout the remainder of the term of the applicable tranche, discounted to present value by applying a discount rate of 4%, as well as any other unpaid fees or costs, if any, plus (iii) an end-of-commitment fee of 1.75% of the amount issued for the tranche being prepaid (the “End of Commitment Fee”); or

•	following the expiry of the interest only payments period, the payment would be an amount equal to (i) within 12 months following the end of the interest only payments period, 103% of the principal outstanding at the time of prepayment, (ii) within 24 months following the end of the interest only payments period, 102% of the principal outstanding at the time of prepayment, and (iii) thereafter, 101% of the principal outstanding at the time of prepayment, in each case plus the End of Commitment Fee.

Key Terms of the Amortized Bonds (Tranches B and C)

Tranches B and C of the Debt Financing Transaction will consist of amortized non-convertible bonds, with a par value of €100,000 each (the “Amortized Bonds”), and will mature on April 1, 2030.

Following issuance, interest will accrue at a 9.90% annual fixed interest rate for Tranche B and 8.90% for Tranche C, payable in cash in monthly interest installments, both supplemented by PIK interest of 2.10% capitalized annually, with an interest-only payments period until March 31, 2027. The interest-only period of Tranches B and C bonds is extendable, at the Company’s election, subject to the following conditions:

•	extendable to December 31, 2027, subject to (i) meeting the primary endpoint of the NATiV3 Phase 3 clinical trial, and (ii) the confirmation of the T3 Warrant Exercise or prior completion for at least €100 million following release of results of the NATiV3 Phase 3 clinical trial, with both (i) and (ii) being met no later than February 15, 2027; and

•	extendable to December 31, 2028, subject to receipt of FDA approval of the NDA for lanifibranor in MASH, by no later than 15 business days prior to December 31, 2027.

The Company will be permitted to prepay the amounts due under the Amortized Bonds at any time by payment of the Pre-Payment Amount described above.

Key Terms of the Lenders’ Warrants

In connection with the Debt Financing Transaction, the Company has agreed to issue to the Lenders warrants (the “Lender’s Warrants”), giving the Lenders the right to initially subscribe to one Ordinary Share per Lender’s Warrant, subject to adjustment. The Lenders’ Warrants are to be issued upon issuance of Tranche A and Tranche B.

Pursuant to the terms of the Warrants Issue Agreement, among the Company, BlackRock and Claret, the exercise price of the Lenders’ Warrants will be equal to a 10% premium to the lower of (i) the 30-day volume-weighted average price of the Ordinary Shares on Euronext Paris immediately prior to April 30, 2026 (being €4.6681), (ii) the 30-day volume-weighted average price of the Ordinary Shares on Euronext Paris immediately prior to initial closing of the Tranche A and Tranche B bonds, or (iii) the euro-equivalent offering price per ordinary share represented by each ADS sold in the Offering (being €3.7781). The exercise price is subject to a minimum price per share permitted under the applicable shareholder authorizations in force at the warrant issuance date. The number of the Lenders’ Warrants issued will be determined at issuance by dividing €9.5 million by the exercise price, comprising Tranche A/B Warrants representing €6.75 million and Tranche C Warrants representing €2.75 million. In the event that the exercise price as determined in accordance with the foregoing would be lower than the 30-day volume-weighted average price of our ordinary shares on Euronext Paris immediately prior to the issuance date of the Lenders’ Warrants, BlackRock and Claret may be issued additional warrants up to an amount not to exceed 30% of the aggregate number of warrants to be issued, representing up to €2.85 million and bringing the maximum aggregate warrant value to approximately €12.35 million, and the exercise price would be equal to such 30-day volume-weighted average price.

All of the Tranche A and the Tranche B Warrants will be exercisable upon the issuance of Tranche A and Tranche B, with the Tranche C Warrants becoming exercisable upon the issuance of Tranche C and prior to the earlier of (i) the tenth anniversary of their issuance date or (ii) the date of successful closing of a public bid made directly to the shareholders of the Company to purchase some or all of their shares at a specified price within a fixed time period in accordance with the terms of the Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended, and the related rules promulgated by the SEC.

The foregoing description of the Subscription Agreement is not complete, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is filed herewith as Exhibit 1.3 and incorporated by reference herein.

On June 2, 2026, the Company issued press releases announcing a temporary halt of trading on Euronext Paris and the Combined Transaction. The press releases are furnished as Exhibits 99.1 and 99.2 hereto and is incorporated by reference herein.

This Report on Form 6-K (the “Report”), including the information contained in Exhibits 1.1, 1.2, 1.3, 5.1, 23.1, 99.1 and 99.2, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-296414) and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this Report are forward-looking statements. These statements include, but are not limited to, Inventiva's expectations regarding its ability to execute the Combined Transaction in whole or in part and the timing thereof, including the timing of issuances of securities and receipt of proceeds in the Combined Transaction, Inventiva's ability to satisfy conditions to the Issue Documents, including any additional equity financings, any approval of Inventiva's shareholders required by the Combined Transaction, including the expect timing of any such required approval and the impacts of Inventiva's failure to obtain such approval, including with respect to waivers made by the EIB of certain anti-dilution and put option rights in connection with the EIB Transactions and the exercise ratio applicable to the EIB Warrants, the timing of and Inventiva's ability to draw down the Commitment from the Lenders, the occurrence of an event of default under the Issue Documents, the potential exercise of warrants, including the T3 warrants, the expected timing, size and use of proceeds of the Debt Financing Transaction and the Equity Offering, forecasts and estimates with respect to Inventiva's current cash resources, and expected cash resources following the completion of the Combined Transaction, Inventiva's expectations with respect to ownership in its share capital by certain investors, Inventiva's capitalization following the completion of the Combined Transaction, Inventiva's NATiV3 Phase 3 clinical trial of lanifibranor in MASH, including the timing of clinical trial data releases and regulatory filings and future activities, expectations, plans, growth and prospects of Inventiva, and the absence of material adverse events. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for the Offering. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the SEC, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of June 2, 2026, among the Company and Leerink Partners LLC, Stifel, Nicolaus & Company, Incorporated and Stifel Europe Securities SAS.

1.2	Master Agreement, dated as of June 1, 2026, by and between the Company and the EIB.

1.3	Subscription Agreement, dated as of June 2, 2026, among the Company and Kreos Capital VIII (UK) LTD, Claret European Specialty Lending Company IV, S.à r.l, Claret Kermode Specialty Lending Company II, S.à r.l and GLAS Trust Corporation Limited.

5.1	Opinion of Gide Loyrette Nouel A.A.R.P.I., French counsel to the Company.

23.1	Consent of Gide Loyrette Nouel A.A.R.P.I. (included in Exhibit 5.1).

99.1	Press release dated June 2, 2026 (Trading Halt).

99.2	Press release dated June 2, 2026 (Combined Transaction).

99.3	Press release dated June 2, 2026 (Trading Resumption).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.
(Registrant)

Date: June 2, 2026	/s/ Andrew Obenshain
Andrew Obenshain
Chief Executive Officer